Exhibit 99.4

FOR IMMEDIATE RELEASE

ChemGenex Investigators Report Omacetaxine Effective in Killing CML Stem
Cells in Animal Model Studies

Key Leukemia Protein Mcl-1 Preferentially Down-Regulated by Omacetaxine

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (December 11, 2007). ChemGenex Pharmaceuticals (ASX: CXS, NASDAQ: CXSP) announced today that pre-clinical data characterizing the mechanism of action of omacetaxine mepesuccinate (formerly known as Ceflatonin®) were presented yesterday at the American Society of Hematology (ASH) Annual Meeting in Atlanta, Georgia. Study results demonstrate that omacetaxine, down-regulating the key protein Mcl-1, had a direct anticancer effect on leukemic stem cells that was not exhibited by the tyrosine kinase inhibitor imatinib.

The poster presentation was authored by Dr. Shaoguang Li and colleagues from the Jackson Laboratory in Maine, USA, as well as ChemGenex scientists.

The authors reported that omacetaxine reduced the number of leukemic stem cells in the bone marrow by more than 80% in an animal model of CML (mice with BCR-ABL-induced CML disease). In contrast, the tyrosine kinase inhibitor imatinib mesylate (Gleevec®) did not reduce the number of leukemic stem cells in the bone marrow. Previous research by Dr. Li and his colleagues found that the second generation tyrosine kinase inhibitor dasatinib (Sprycel®) did not eradicate CML stem cells in the same model system (Hu et al., 2006).

Consistent with the killing of CML stem cells, the authors reported that omacetaxine provided a significant survival benefit to mice with two different types of leukemia; BCR-ABL-induced CML and B cell acute lymphoblastic leukemia (B-ALL).

Scientists now believe that some cancers arise from a small number of aberrant cells that, like adult stem cells, have the ability to self-renew and differentiate into multiple cell types. These cells often persist in cancer patients in low numbers even following therapy, and can cause disease relapse. Therapies that effectively kill cancer stem cells as well as differentiated cancer cells may thus hold promise for improving the treatment of cancer and increasing survival from the disease.

The authors also reported that omacetaxine inhibited cell proliferation and markedly reduced the expression of the anti-apoptotic protein Mcl-1 in leukemic cell lines. Mcl-1 is a key target protein in several types of leukemias and other cancers, and is believed to be one of the major targets through which omacetaxine causes clinical responses.

ChemGenex Investigators Report Omacetaxine Effective in Killing CML Stem Cells in Animal Model Studies

“Following-on from the clinical data presented over the weekend, we are very pleased to be able to further articulate the underlying biology of omacetaxine’s activity,” said Dr. Greg Collier, ChemGenex’s Managing Director and Chief Executive Officer. “We can now report that Mcl-1 is down-regulated by omacetaxine in CML, and that in an animal model the drug acts directly on leukemic stem cells in the bone marrow. These data suggest the potential of omacetaxine to be utilized across a range of leukemias, and support clinical application beyond CML, as well as the potential to extend disease-free survival in this disease.”

Dr. Collier will host an investor conference call on Thursday, December 13 at 9:30am Australian Eastern Daylight Time (Wednesday, December 12 in the USA and Europe) to discuss the clinical results presented at ASH.

ChemGenex Conference Call Details

Telephone Dial-in Numbers:

Australia:	1800 701 269
USA:	1866 242 1388
Guest PIN:	27707144
Dial-in numbers for other locations can be obtained by emailing santoniou@bplifescience.com

Q&A Session

At the completion of his presentation Dr. Collier will invite participants to ask questions. Instructions for asking questions will be given by the operator prior to the Q&A session.

Conference Call Timing

Australian Eastern Daylight Time	9:30am	Thursday, December 13
US Pacific Time	2:30pm	Wednesday, December 12
US Eastern Time	5:30pm	Wednesday, December 12
Central European Time	11:30pm	Wednesday, December 12

If you are unable to participate in the live session, please contact santoniou@bplifescience.com for dial-in details to hear the conference call and Q&A session replayed.

Publication details

Hu, Y. et al. (2006). Targeting multiple kinase pathways in leukemic progenitors and stem cells is essential for improved treatment of Ph+ leukemia in mice. PNAS. 103 (45), 16870-16875.

Ceflatonin® is a registered trade-mark of ChemGenex Pharmaceuticals Limited.

Gleevec®/Glivec® is a registered trade-mark of Novartis AG.

Sprycel® is a registered trademark of the Bristol-Myers Squibb Company.

PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322
Email: chemgenex@chemgenex.com  ABN 79 000 248 304

ChemGenex Investigators Report Omacetaxine Effective in Killing CML Stem Cells in Animal Model Studies

About ChemGenex Pharmaceuticals Limited	(http://www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing personalized oncology medicines. ChemGenex harnesses the power of genomics both to discover novel targets and drug compounds, and in clinical trials to develop more individualized treatment outcomes. ChemGenex’s lead compound, omacetaxine mepesuccinate (formerly known as Ceflatonin®), is currently in phase 2/3 clinical trials for chronic myeloid leukemia (CML) where it has demonstrated single-agent efficacy against drug-resistant disease, as well as synergistic activity with the leading marketed compound. ChemGenex has a second anticancer compound, amonafide dihydrochloride (formerly known as Quinamed®) which is in phase 2 clinical development for various solid cancers, and a portfolio of assets in pre-clinical development. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP".

Contacts
ChemGenex Information
Dr. Greg Collier
CEO and Managing Director
Cell (Australia): +61 419 897 501
Cell (USA): +1 650 200 8145
Email: gcollier@chemgenex.com

Media Relations –Australia	Media Relations - USA
Daniella Goldberg	Joan Kureczka +1 415 821 2413
Buchan Consulting	Ellen M. Martin +1 510 832 2044
Tel: +61 2 9237 2803	Kureczka/Martin Associates
Cell: +61 416 211 067	Email: Jkureczka@comcast.net
Email: dgoldberg@bcg.com.au

Investor Relations - Australia	Investor Relations - USA
Sabrina Antoniou	Dan Klein
Blueprint Life Science Group	Blueprint Life Science Group
Tel: +61 (0) 400 788 277	Tel: +1 415 375 3340 XT 2024
Email: santoniou@bplifescience.com	Email: dklein@bplifescience.com

Safe Harbor Statement

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322
Email: chemgenex@chemgenex.com  ABN 79 000 248 304